October 2011 Pricing Sheet dated October 25, 2011 relating to Preliminary Pricing Supplement No. 1,039 dated October 13, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D    I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Income Securities due October 27, 2014
All Payments on the Securities Subject to the Downside Threshold Feature Linked to the S&P 500® Index

PRICING TERMS – OCTOBER 25, 2011
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$8,200,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and Issue Price” below)
Pricing date:	October 25, 2011
Original issue date:	October 28, 2011 (3 business days after the pricing date)
Maturity date:	October 27, 2014
Contingent quarterly payment:
•  If, on any determination date, the index closing value on such date or the final index value, as applicable, is greater than the downside threshold level, we will pay a contingent quarterly payment of $17.50 (corresponding to 7.00% per annum of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the index closing value on such date or the final index value, as applicable, is less than or equal to the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Payment at maturity:	• If the final index value is greater than the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final index value is less than or equal to the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value.
Downside threshold level:	614.525, which is equal to 50% of the initial index value.
Initial index value:	1,229.05, which is the index closing value of the underlying index on the pricing date.
Final index value:	The index closing value of the underlying index on the final determination date.
Determination dates:	The 22nd day of each January, April, July and October during the term of the securities, beginning January 22, 2012. We also refer to October 22, 2014 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

CUSIP:	617482D27
ISIN:	US617482D279
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per security	$1,000	$22.50	$977.50
Total	$8,200,000	$184,500	$8,015,500
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $992.50 per security.  Please see “Syndicate Information” in the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $22.50 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S& P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,039 dated October 13, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.